

                                                                             ---------------------------------
                                                                                       OMB APPROVAL
                                                                             ---------------------------------
                                              UNITED STATES                    OMB Number:  3235-0145
                                   SECURITIES AND EXCHANGE COMMISSION          Expires:  October 31, 1997
                                         WASHINGTON, D.C. 20549                Estimated average burden
                                                                               hours per response....14.90
                                                                             ---------------------------------
                                                SCHEDULE 13D
                                               (Rule 13d-101)

                      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                      13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                                             (AMENDMENT NO. 2)*


                                             BRIO INDUSTRIES, INC.
-----------------------------------------------------------------------------------------------------------------
                                               (Name of Issuer)

                                     Common Stock, no par value per share
-----------------------------------------------------------------------------------------------------------------
                                        (Title of Class of Securities)

                                                      10970E104
                             -----------------------------------------------------------
                                                   (CUSIP Number)

                           David J. Schwartz, Esq., c/o Anderson Kill & Olick, P.C.

                    1251 Avenue of the Americas, New York, New York  10020  (212) 278-1000
-----------------------------------------------------------------------------------------------------------------
        (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                                   March 31, 1997
                             -----------------------------------------------------------
                               (Date of Event which Requires Filing of this Statement)(1)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 13 pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


      --------

      1. This filing incorporates all information relevant to reportable events effected by the Reporting Persons, who may be demed a group for purposes of Section 13(d) (the "Group"), with respect to the referenced class of securities, up to and including June 5, 1997. As reflected in Amendment No. 3 to this statement, which is being filed contemporaneously with this statement, as of June 6, 1997, one member of the Group, Andrew M. Brown, ceased to be associated with the Group.

                                                SCHEDULE 13D

--------------------------------------------                       ----------------------------------------------
CUSIP NO. 10970E104                                                  PAGE 2 OF 13 PAGES
--------------------------------------------                       ----------------------------------------------

-----------------------------------------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                     Ernest P. Werlin

-----------------------------------------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [ ]
                                                                                                        (b) [X]


-----------------------------------------------------------------------------------------------------------------
   3       SEC USE ONLY



-----------------------------------------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

                                                            PF
-----------------------------------------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)           [ ]

                                                      Not applicable
-----------------------------------------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OR ORGANIZATION

                                                       U.S. Citizen
-----------------------------------------------------------------------------------------------------------------
                          7      SOLE VOTING POWER
     NUMBER  OF                                                      147,000
      SHARES        ---------------------------------------------------------------------------------------------
    BENEFICIALLY          8      SHARED VOTING POWER
     OWNED BY
       EACH                                                          681,500(1)
    REPORTING       ---------------------------------------------------------------------------------------------
     PERSON               9      SOLE DISPOSITIVE POWER
       WITH                                                          147,000

                    ---------------------------------------------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER
                                                                     681,500(1)

-----------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                          147,000
-----------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           [X]


-----------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                           2.29
-----------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                                                            IN
-----------------------------------------------------------------------------------------------------------------

      --------

      1. Ernest P. Werlin disclaims beneficial ownership of all shares owned by other persons.

                                                SCHEDULE 13D

--------------------------------------------                       ----------------------------------------------
CUSIP NO. 10970E104                                                  PAGE 3 OF 13 PAGES
--------------------------------------------                       ----------------------------------------------

-----------------------------------------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                      Andrew M. Brown

-----------------------------------------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [ ]
                                                                                                        (b) [X]


-----------------------------------------------------------------------------------------------------------------
   3       SEC USE ONLY



-----------------------------------------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

                                                      Not applicable
-----------------------------------------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

                                                      Not applicable
-----------------------------------------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OR ORGANIZATION

                                                       U.S. Citizen
-----------------------------------------------------------------------------------------------------------------
                          7      SOLE VOTING POWER
    NUMBER OF                                                          ---
      SHARES        ---------------------------------------------------------------------------------------------
  BENEFICIALLY            8      SHARED VOTING POWER
   OWNED BY
     EACH                                                            681,500(1)
   REPORTING        ---------------------------------------------------------------------------------------------
    PERSON                9      SOLE DISPOSITIVE POWER
     WITH                                                               ---

                    ---------------------------------------------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER
                                                                     681,500(1)

-----------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                            ---
-----------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                             [X]


-----------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            ---
-----------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                                                            IN
-----------------------------------------------------------------------------------------------------------------



      --------

      1. Andrew M. Brown disclaims beneficial ownership of all shares owned by other persons.



                                                SCHEDULE 13D

--------------------------------------------                       ----------------------------------------------
CUSIP NO. 10970E104                                                  PAGE 4 OF 13 PAGES
--------------------------------------------                       ----------------------------------------------
-----------------------------------------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                      Peter J. Powers

-----------------------------------------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [ ]
                                                                                                        (b) [X]


-----------------------------------------------------------------------------------------------------------------
   3       SEC USE ONLY



-----------------------------------------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

                                                      Not applicable
-----------------------------------------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

                                                      Not applicable
-----------------------------------------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OR ORGANIZATION

                                                       U.S. Citizen
-----------------------------------------------------------------------------------------------------------------
                          7      SOLE VOTING POWER
  NUMBER OF                                                             ---
    SHARES          ---------------------------------------------------------------------------------------------
 BENEFICIALLY             8      SHARED VOTING POWER
   OWNED BY
    EACH                                                             437,500(1)
  REPORTING         ---------------------------------------------------------------------------------------------
    PERSON                9      SOLE DISPOSITIVE POWER
     WITH                                                               ---

                    ---------------------------------------------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER
                                                                     437,500(1)

-------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                            ---
-----------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           [X]


-----------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            ---
-----------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                                                            IN
-----------------------------------------------------------------------------------------------------------------



      --------

      1. Peter J. Powers disclaims beneficial ownership of all shares owned by other persons.



                                                SCHEDULE 13D

--------------------------------------------                       ----------------------------------------------
CUSIP NO. 10970E104                                                   PAGE 5 OF 13 PAGES
--------------------------------------------                       ----------------------------------------------
-----------------------------------------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                 The High View Fund, L.P.

-----------------------------------------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [ ]
                                                                                                        (b) [X]


-----------------------------------------------------------------------------------------------------------------
   3       SEC USE ONLY



-----------------------------------------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

                                                            WC
-----------------------------------------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

                                                      Not applicable
-----------------------------------------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OR ORGANIZATION

                                                         Delaware
-----------------------------------------------------------------------------------------------------------------
                          7      SOLE VOTING POWER
     NUMBER OF                                                        437,500
      SHARES        ---------------------------------------------------------------------------------------------
    BENEFICIALLY          8      SHARED VOTING POWER
     OWNED BY
       EACH                                                             ---
    REPORTING       ---------------------------------------------------------------------------------------------
     PERSON               9      SOLE DISPOSITIVE POWER
       WITH                                                           437,500

                    ---------------------------------------------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER
                                                                        ---

-----------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                          437,500
-----------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           [ ]


-----------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            6.8
-----------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                                                            PN
-----------------------------------------------------------------------------------------------------------------




                                                SCHEDULE 13D

--------------------------------------------                       ----------------------------------------------
CUSIP NO. 10970E104                                                   PAGE 6 OF 13 PAGES
--------------------------------------------                       ----------------------------------------------
-----------------------------------------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                               High View Capital Corporation

-----------------------------------------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [ ]
                                                                                                        (b) [X]


-----------------------------------------------------------------------------------------------------------------
   3       SEC USE ONLY



-----------------------------------------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

                                                      Not applicable
-----------------------------------------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

                                                      Not applicable
-----------------------------------------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OR ORGANIZATION

                                                         Delaware
-----------------------------------------------------------------------------------------------------------------
                          7      SOLE VOTING POWER
     NUMBER OF                                                          ---
      SHARES        ---------------------------------------------------------------------------------------------
    BENFICIALLY           8      SHARED VOTING POWER
     OWNED BY
      EACH                                                           437,500(1)
    REPORTING       ---------------------------------------------------------------------------------------------
      PERSON              9      SOLE DISPOSITIVE POWER
      WITH                                                              ---

                    ---------------------------------------------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER
                                                                     437,500(1)

-----------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                            ---
-----------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                             [X]


-----------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            ---
-----------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                                                            CO
-----------------------------------------------------------------------------------------------------------------



      --------

      1. High View Capital Corporation disclaims beneficial ownership of all shares owned by other persons.



                                                SCHEDULE 13D

--------------------------------------------                       ----------------------------------------------
CUSIP NO. 10970E104                                                   PAGE 7 OF 13 PAGES
--------------------------------------------                       ----------------------------------------------
-----------------------------------------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                    The High View Fund

-----------------------------------------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [ ]
                                                                                                        (b) [X]


-----------------------------------------------------------------------------------------------------------------
   3       SEC USE ONLY



-----------------------------------------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

                                                            WC
-----------------------------------------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

                                                      Not applicable
-----------------------------------------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OR ORGANIZATION

                                                    The Cayman Islands
-----------------------------------------------------------------------------------------------------------------
                         7      SOLE VOTING POWER
   NUMBER OF                                                          244,000
    SHARES          ---------------------------------------------------------------------------------------------
 BENEFICIALLY            8      SHARED VOTING POWER
  OWNED BY
    EACH                                                                ---
  REPORTING         ---------------------------------------------------------------------------------------------
   PERSON                9      SOLE DISPOSITIVE POWER
                                                                      244,000

                    ---------------------------------------------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER
                                                                        ---

-----------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                          244,000
-----------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           [ ]


-----------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            3.8
-----------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                                                            OO
-----------------------------------------------------------------------------------------------------------------


                                                SCHEDULE 13D

--------------------------------------------                       ----------------------------------------------
CUSIP NO. 10970E104                                                  PAGE 8 OF 13 PAGES
--------------------------------------------                       ----------------------------------------------
-----------------------------------------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                          High View Asset Management Corporation

-----------------------------------------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [ ]
                                                                                                        (b) [X]


-----------------------------------------------------------------------------------------------------------------
   3       SEC USE ONLY



-----------------------------------------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

                                                      Not applicable
-----------------------------------------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

                                                      Not applicable
-----------------------------------------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OR ORGANIZATION

                                                         Delaware
-----------------------------------------------------------------------------------------------------------------
                          7      SOLE VOTING POWER
    NUMBER OF                                                              ---
     SHARES         ---------------------------------------------------------------------------------------------
   BENEFICIALLY           8      SHARED VOTING POWER
     OWNED BY
      EACH                                                           244,000(1)
    REPORTING       ---------------------------------------------------------------------------------------------
     PERSON               9      SOLE DISPOSITIVE POWER
      WITH
                                                                           ---
                    ---------------------------------------------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER
                                                                     244,000(1)

-----------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                            ---
-----------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                            [X]


-----------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            ---
-----------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                                                            CO
-----------------------------------------------------------------------------------------------------------------

     --------


     1. High View Asset Management Corporation disclaims beneficial ownership of all shares owned by other persons.

                                                              Page 9 of 13 Pages


                              BRIO INDUSTRIES, INC.
                              (CUSIP No. 10970E104)

ITEM 1.  SECURITY AND ISSUER.

               This Amendment No. 2 on Schedule 13D relates to the Statement on
Schedule 13D filed September 20, 1996, and as subsequently amended (the "Original Schedule 13D"), by The High View Fund, L.P., The High View Fund, Ernest P. Werlin and Andrew M. Brown relating to the common stock, no par value per share ("Common Stock") of Brio Industries, Inc. (the "Issuer") and is being filed on behalf of a group of seven reporting persons, as described in Item 2, below. The address of the principal executive offices of the Issuer is 3728 North Fraser Way, Suite 110, Burnaby, B.C. V5J5G1, CANADA.

ITEM 2.  IDENTITY AND BACKGROUND.

Item 2 of the Original Schedule 13D is amended by replacing Item 2 therein with the following:

               (a) - (f)

               This statement is being filed on behalf of a group consisting of the following seven reporting persons (each, a "Reporting Person" and, collectively, the "Reporting Persons"):

        (I) This statement is being filed on behalf of The High View Fund, L.P., a Delaware limited partnership (the "Delaware Fund"). The Delaware Fund's principal business is to make and hold investments. The business address for the Delaware Fund is c/o High View Capital Corporation, 805 Third Avenue, Floor 17, New York, New York 10022. The general partner of the Delaware Fund is High View Capital Corporation, which is described more fully in (II), below.

        (II) This statement also is being filed on behalf of High View Capital Corporation ("HVCC"), a Delaware corporation. HVCC's principal business is to act as general partner to the Delaware Fund and to provide investment advisory services to other clients. The business address for HVCC is 805 Third Avenue, Floor 17, New York, New York 10022.

               The sole stockholder of voting stock of HVCC is Ernest P. Werlin. Mr. Werlin is a director, the President and Treasurer of HVCC. As of the date of the event which requires the filing of this statement, Peter J. Powers was a director and the Senior Vice President of HVCC. As of the date of the event which requires the filing of this statement, Andrew M. Brown was the Secretary of HVCC. As of June 6, 1997, Mr. Brown ceased to be associated with HVCC.

        (III) This statement also is being filed on behalf of The High View Fund, a Cayman Islands company (the "Cayman Fund"). The Cayman Fund is listed on the Irish Stock Exchange and its principal business is to make and hold investments. The Cayman Fund's directors are Rhonda D. McDeigan-Eldridge and Cedric L. Carroll. Ms. McDeigan-Eldridge and Mr. Carroll are citizens of the Commonwealth of The Bahamas, their principal business is to act as investment fund administrators and their business address is c/o Mees Pierson Fund Services (Bahamas) Limited, Windermere House, 404 East Bay Street, P.O. Box SS-6238, Nassau, The Bahamas. The investment manager of the Cayman Fund is High View Asset Management Corporation, which is described more fully in (IV), below.

        (IV) This statement also is being filed on behalf of High View Asset Management Corporation, a Delaware corporation ("HVAM"). HVAM's principal business is to act as investment manager to the Cayman Fund and its business address is 805 Third Avenue, Floor 17, New York, New York 10022.

               The sole stockholder of voting stock and the sole director of HVAM is Mr. Werlin. Mr. Werlin is also the President of HVAM. As of the date of the event which requires the filing of this statement, Andrew M. Brown was the Treasurer, Secretary and Vice President of HVAM. As of June 6, 1997, Mr. Brown ceased to be associated with HVAM.

        (V) This statement also is being filed on behalf of Mr. Werlin. Mr. Werlin's present principal occupation is as a director, President and Treasurer of HVCC and as the director and President of HVAM. Mr. Werlin is a United States citizen whose business address is c/o HVCC, 805 Third Avenue, Floor 17, New York, New York 10022.

        (VI) This statement also is being filed on behalf of Mr. Brown. As of the date of the event which requires the filing of this statement, Mr. Brown's principal occupation was as Secretary of HVCC and as Treasurer, Secretary and Vice President of HVAM. Mr. Brown is a United States citizen whose business address as of the date of the event requiring the filing of this statement was c/o HVCC, 805 Third Avenue, Floor 17, New York, New York 10022. As of June 6, 1997, Mr. Brown ceased to be associated with both HVCC and HVAM.

        (VII) This statement also is being filed on behalf of Mr. Powers. As of the date of the event which requires the filing of this statement, Mr. Powers's principal occupation was as a director and the Senior Vice President of HVCC. Mr. Powers is a United States citizen whose business address is c/o HVCC, 805 Third Avenue, Floor 17, New York, New York 10022.

                                                             Page 10 of 13 Pages

               No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Further, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor has any Reporting Person been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

               Each of the Delaware Fund, the Cayman Fund and Ernest P. Werlin is making this filing because each of them has acquired shares of Common Stock of the Issuer for which each has sole voting power. In addition, because of the relationships described above, Mr. Werlin could be deemed to have beneficial ownership for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the "Act") of the shares of Common Stock which are held by each of the Delaware Fund and the Cayman Fund. Mr. Werlin disclaims beneficial ownership of all shares of Common Stock held by other persons.

               Mr. Brown is making this filing because, as of the date of the event requiring the filing of this statement, due to the relationships between Mr. Brown and each of the Delaware Fund and the Cayman Fund, as described above, Mr. Brown could be deemed to have beneficial ownership for purposes of Section 13(d) of the Act of the shares of Common Stock held by each of the Delaware Fund and the Cayman Fund. Mr. Brown disclaims beneficial ownership of all shares of Common Stock held by other persons. As of June 6, 1997, Mr. Brown ceased to be associated with each of the Delaware Fund and the Cayman Fund.

               Each of Mr. Powers and HVCC is making this filing because, due to the relationship between each of Mr. Powers and HVCC and the Delaware Fund, as described above, each could be deemed to have beneficial ownership for purposes of Section 13(d) of the Act of the shares of Common Stock held by the Delaware Fund. Each of Mr. Powers and HVCC disclaims beneficial ownership of all shares of Common Stock held by other persons.

               HVAM is making this filing because, due to its relationship to the Cayman Fund, as described above, HVAM could be deemed to have beneficial ownership for purposes of Section 13(d) of the Act of the shares of Common Stock held by the Cayman Fund. HVAM disclaims beneficial ownership of all shares of Common Stock which are held by other persons.

               The Delaware Fund, HVCC, the Cayman Fund, HVAM, Mr. Werlin, Mr. Brown, and Mr. Powers are making a group filing because, as of the date of the event requiring the filing of this statement, such persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act due to the relationships between and among the Reporting Persons, as described in this Item
2. Each of such persons disclaims beneficial ownership of the shares of Common Stock held by any other person and disclaims membership in a group.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Original Schedule 13D is amended by replacing Item 3 therein with the following:

               The Delaware Fund acquired 464,000 shares of Common Stock in a series of open market transactions over the period from August 30, 1996 to May 15, 1997 for a total purchase price of $1,276,950.25 and sold 26,500 of those shares in open market transactions on September 18, December 18, and December 23, 1996 for a total price of $71,875. The $1,276,950.25 used by the Delaware Fund to purchase the 464,000 shares of Common Stock was obtained from the working capital of the Delaware Fund.

               The Cayman Fund acquired 364,000 shares of Common Stock in a series of open market transactions over the period from August 30, 1996 to March 31, 1997 for a total purchase price of $1,048,820.25 and sold 120,000 of those shares in open market transactions on September 18, 1996, December 18, 1996 and May 15, 1997 for the total price of $283,755. The $1,048,820.25 used by the Cayman Fund to purchase the 364,000 shares of Common Stock was obtained from the working capital of the Cayman Fund.

               Mr. Werlin acquired 147,000 shares of Common Stock in a series of open market transactions over the period from August 30, 1996 to February 20, 1997 for a total purchase price of $408,150. The $408,150 used by Mr. Werlin to purchase the 147,000 shares of Common Stock was obtained from Mr. Werlin's personal funds.

ITEM 4.  PURPOSE OF TRANSACTION.

Item 4 of the Original Schedule 13D is amended by replacing Item 4 therein with the following:

               Each of the Delaware Fund, the Cayman Fund and Mr. Werlin holds its or his respective shares of Common Stock to which this statement on Schedule 13D relates for purposes of investment. At present, neither the Delaware Fund, the Cayman Fund, nor Mr. Werlin has any plans to purchase additional shares of Common Stock or to transfer shares of Common Stock. Except as disclosed in this
Item 4, neither the Delaware Fund, the Cayman Fund, nor Mr. Werlin has current plans or

                                                             Page 11 of 13 Pages

proposals which relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Original Schedule 13D is amended by replacing Item 5 therein with the following:

        (I) The Delaware Fund beneficially holds 437,500 shares of Common Stock, for an aggregate beneficial ownership of 437,500 shares of Common Stock, which would constitute 6.8% of the outstanding class of Common Stock.

        (II) For purposes of Rule 13(d) under the Act, because HVCC is the sole general partner of the Delaware Fund, and because it could be deemed to share voting and dispositive power with the Delaware Fund over the shares of Common Stock held by the Delaware Fund, HVCC may be deemed to be the beneficial owner of the 437,500 shares of Common Stock held by the Delaware Fund. Therefore, HVCC may be deemed to be the aggregate beneficial owner of 437,500 shares of Common Stock, which would constitute 6.8% of the outstanding class of Common Stock. HVCC disclaims beneficial ownership of all shares of Common Stock held by other persons.

        (III) The Cayman Fund beneficially holds 244,000 shares of Common Stock, for an aggregate beneficial ownership of 244,000 shares of Common Stock, which would constitute 3.8% of the outstanding class of Common Stock.

        (IV) For Purposes of Rule 13(d) under the Act, because HVAM is the investment manager to the Cayman Fund, and because it could be deemed to share voting and dispositive power with the Cayman Fund over the shares of Common Stock held by the Cayman Fund, HVAM may be deemed to be the beneficial owner of the 244,000 shares of Common Stock held by the Cayman Fund. Therefore, HVAM may be deemed to be the aggregate beneficial owner of 244,000 shares of Common Stock, which would constitute 3.8% of the oustanding class of Common Stock. HVAM disclaims beneficial ownership of all shares of Common Stock held by other persons.

        (V) Peter J. Powers is a director and the Senior Vice President of HVCC. Because Mr. Powers is an officer and a director of the general partner of the Delaware Fund, and because he could be deemed to share with HVCC and the other director and officers of HVCC voting and dispositive power over the shares of Common Stock held by the Delaware Fund, for purposes of Rule 13(d) under the Act, Mr. Powers may be deemed to be the beneficial owner of the 437,500 shares of Common Stock held by the Delaware Fund. Therefore, Mr. Powers may be deemed to be the aggregate beneficial owner of 437,500 shares of Common Stock, which would constitute 6.8% of the outstanding class of Common Stock. Mr. Powers disclaims beneficial ownership of all shares of Common Stock held by other persons.

        (VI) (The following is as of the date of the event requiring, and for purposes of, this filing:) Andrew M. Brown is the Secretary of HVCC, the general partner of the Delaware Fund. Mr. Brown is also the Treasurer, Secretary and Vice President of HVAM, the investment manager for the Cayman Fund. Because of Mr. Brown's relationship to the Delaware Fund, and because he could be deemed to share with HVCC and the directors and other officers of HVCC voting and dispositive power over the shares of Common Stock held by the Delaware Fund, for purposes of Rule 13(d) under the Act, Mr. Brown may be deemed to be the beneficial owner of the 437,500 shares of Common Stock held by the Delaware Fund. Further, as Mr. Brown is also an officer of HVAM, because of Mr. Brown's relationship to the Cayman Fund through his position at HVAM, and because he could be deemed to share with HVAM, and with the director and other officer of HVAM voting and dispositive power over the shares of Common Stock held by the Cayman Fund, for purposes of Rule 13(d) under the Act, Mr. Brown may be deemed to be the beneficial owner of the 244,000 shares of Common Stock held by the Cayman Fund. Therefore, Mr. Brown may be deemed to be the aggregate beneficial owner of 681,500 shares of Common Stock, which would constitute 10.6% of the outstanding class of Common Stock. Mr. Brown disclaims beneficial ownership of all shares of Common Stock held by other persons. (As of June 6, 1997, Mr. Brown ceased to be associated with each of the Delaware Fund, HVCC, the Cayman Fund and HVAM.)

        (VII) Ernest P. Werlin beneficially holds 147,000 shares of Common Stock, for an aggregate beneficial ownership of 147,000 shares of Common Stock, which would constitute 2.29% of the outstanding class of Common Stock. In addition, because Mr. Werlin is the sole stockholder, a director, and the President and Treasurer of HVCC, because of the relationship between HVCC and the Delaware Fund, as discussed in this Item 5, and because therefore Mr. Werlin may be deemed to share voting and dispositive power with HVCC, the other director and the other officer of HVCC, over the shares of Common Stock held by the Delaware Fund, for purposes of Rule 13(d) under the Act, Mr. Werlin may be deemed to be the beneficial owner of the 437,500 shares of Common Stock held by the Delaware Fund. Mr. Werlin is also the sole director, sole stockholder, and the President of HVAM. Because of the positions he holds at HVAM, because of the relationship between HVAM and the Cayman Fund, as discussed in this Item 5, and because Mr. Werlin may be deemed to share voting and dispositive power over the shares of Common Stock held by the Cayman Fund with HVAM and the director and other officer of HVAM, for purposes of Rule 13(d) under the Act, Mr. Werlin may be deemed to be the beneficial owner of the 244,000 shares of Common Stock held by the Cayman Fund. Therefore, Mr. Werlin may be deemed to be the aggregate beneficial owner of 828,500 shares of






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                                                             Page 12 of 13 Pages

Common Stock, which would constitute 12.89% of the outstanding class of Common Stock. Mr. Werlin disclaims beneficial ownership of all shares of Common Stock held by other persons.

               By reason of the relationships described in Item 2 and this Item 5 above, the Delaware Fund, HVCC, the Cayman Fund, HVAM, Mr. Werlin, Mr. Brown, and Mr. Powers may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Act. Pursuant to Rule 13d-4 under the Act, neither the filing of this statement nor any of its contents shall be construed as an admission that any person named herein is, for purposes of Section 13(d) or 13(g) of the Act (or pursuant to Rule 16a-1(a)(1) thereunder), the beneficial owner of any shares of Common Stock held by other members of any such group. Additionally, the persons named herein disclaim membership in a group. Further, as of June 6, 1997, Mr. Brown ceased to be associated with each of the Delaware Fund, HVCC, the Cayman Fund, HVAM, Mr. Werlin and Mr. Powers.

               (c) As included in Item 3, above, in an open market transaction on May 15, 1997, the Delaware Fund acquired 100,000 shares of Common Stock for $2.2813 per share, and in an open market transaction on May 15, 1997, the Cayman Fund disposed of 100,000 shares of Common Stock for $2.2813 per share. Except as discussed in this Item 5(c), no other transactions in shares of Common Stock were effected in the past 60 days by any of the Reporting Persons.

               (d)    Not applicable.

               (e)    Not applicable.







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                                                             Page 13 of 13 Pages

                                    SIGNATURE

               After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  September 23, 1997



                                /s/ ERNEST P. WERLIN
                                ---------------------
                                    Ernest P. Werlin


                                /s/ ANDREW M. BROWN
                                ---------------------
                                    Andrew M. Brown*


                                /s/ PETER J. POWERS
                                --------------------
                                    Peter J. Powers



                               THE HIGH VIEW FUND, L.P.

                               By: High View Capital Corporation,
                                     its general partner


                               By: /s/ ERNEST P. WERLIN
                                   --------------------
                                       Ernest P. Werlin
                                       President


                               HIGH VIEW CAPITAL CORPORATION

                               By: /s/ ERNEST P. WERLIN
                                   --------------------
                                       Ernest P. Werlin
                                       President


                               THE HIGH VIEW FUND


                               By: /s/ CEDRIC L. CARROLL
                                   ----------------------
                                       Cedric L. Carroll
                                       Director


                               HIGH VIEW ASSET MANAGEMENT CORPORATION

                               By: /s/ ERNEST P. WERLIN
                                   --------------------
                                       Ernest P. Werlin
                                       President




* As of June 6, 1997, Mr. Brown ceased to be a member of the group making this filing.



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